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December 28, 2007

Mr. Jeffrey Riedler Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Sapphire Industrials Corp.
Amendment No. 3 to Form S-1 Registration Statement
File No. 333-146620

Dear Mr. Riedler:

This letter is submitted on behalf of Sapphire Industrials Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to Amendment No. 2 to the Company’s registration statement on Form S-1 filed on December 17, 2007 (File No. 333-146620), as set forth in your letter to Mr. Donald G. Drapkin, dated December 20, 2007.

We have filed via EDGAR Amendment No. 3 to the registration statement. For your convenience, we are also forwarding five courtesy copies of Amendment No. 3 to the registration statement, which are marked to show changes from the registration statement previously filed. The changes to the registration statement reflect responses to the staff’s comments, as well as the updating of information.

For reference purposes, the text of your letter has been reproduced in this letter with responses below each numbered comment. Unless otherwise indicated, the page references in the responses to the staff’s comments refer to Amendment No. 3 to the registration statement.

Summary, page 2

1.	We note your response to comment 2, and we reissue the comment. Please delete the third full paragraph on page 2, and remove this disclosure wherever it appears throughout the document. As indicated on page 39, neither Lazard nor members of your management who are also employed by Lazard have any obligation to present you with any potential business combination opportunity unless such opportunity was expressly offered in writing to your management solely in their capacity as an officer or director of the company. Therefore, the information in this paragraph does not appear to be relevant to the registrant.

Response:    We have deleted the third full paragraph on page 2 and the second full paragraph on page 64 of Amendment No. 2 to the registration statement in accordance with your comment.

2.	We note your response to comment 3, and we reissue the comment. Please delete the fourth full paragraph on page 2. We do not object to keeping this information in the “Proposed Business” section where you also include additional information about the limitations on Mr. Drapkin’s activities due to his agreement with his prior employer and possible conflicts of interest.

Response:    We have deleted the fourth full paragraph on page 2 of Amendment No. 2 to the registration statement in accordance with your comment.

Risk Factors, page 29

We may in the future hire consultants or advisors on a contingent basis…, page 32

3.	We note your response to comment 4, and we reissue the comment. Please state in the risk factor and its heading that due to the contingent nature of their fee, the consultants and advisors may have a conflict of interest in rendering advice to the company.

Response:    We have revised the risk factor on page 31 of Amendment No. 3 to the registration statement in accordance with your comment.

*    *    *

Please feel free to contact Stacy J. Kanter at (212) 735-3497, Gregg A. Noel at (213) 687-5234 or the undersigned at (212) 735-2439 should you require further information or have any questions.

Sincerely,

/s/ Laura Amy Kaufmann

Laura Amy Kaufmann

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